FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Issuer
Pursuant to Rule 13a or 15d - 16 of
the Securities Exchange Act of 1934

For the nine months ended September 30, 2003

Cableuropa, S.A.U.

(Registrant’s name)

333-10976

(Commission file number)

Edificio Belagua, calle Basauri 7-9,
Urbanización La Florida
28023 Aravaca,
Madrid, Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b):82   N/A

ONO GROUP

CABLEUROPA, S.A.U. AND SUBSIDIARIES

ONO GROUP

CABLEUROPA, S.A.U. AND SUBSIDIARIES

PART I — FINANCIAL INFORMATION

ITEM 1.     FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS

(€ thousand)

(Unaudited)

	Note	At September 30, 2003	At December 31, 2002
ASSETS

Current assets
Cash		634	1,258
Short-term investments, net	2	27,428	50,807
Accounts receivable, net	3	51,931	184,200
Other current assets		3,034	5,706

Total current assets		83,027	241,971

Fixed assets
Start-up costs, net	4	10,070	13,766
Intangible assets, net	5	125,651	139,374
Tangible assets, net	6	1,268,703	1,202,396
Financial assets	7	240,630	244,942

Goodwill on consolidation	8	229,890	239,933

Deferred expenses, net		60,264	104,374

Total assets		2,018,235	2,186,756

LIABILITIES AND SHAREHOLDERS’ EQUITY

Short term debt	9	34,927	40,360
Accrued interest expenses	9	16,018	41,986
Accounts payable	10	188,129	242,374
Other current liabilities	11	51,439	11,117

Total current liabilities		290,513	335,837

Long term debt	9	929,736	1,262,915

Other long term liabilities	12	52,682	51,786

Commitments and contingencies	13	11,179	20,016

Shareholders’ loan	14	98,464	—
Participative loans	15	300,000	300,000

Shareholders’ equity
Common stock	16	484,663	484,663
Share premium		337,746	337,746
Accumulated deficit, beginning of period		(606,207)	(411,565)
Net Profit/(Loss) for the period		119,459	(194,642)

Total shareholders’ equity		335,661	216,202

Total liabilities and shareholders’ equity		2,018,235	2,186,756

The accompanying notes are an integral part of these condensed consolidated financial statements.

ONO GROUP

CABLEUROPA, S.A.U. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF PROFIT AND LOSS

(€ thousand)

(Unaudited)

	Note	Nine Months Ended
		September 30, 2003	September 30, 2002
Revenues
Telephony		133,846	93,495
Television		59,706	44,206
Internet		43,530	27,101
Business and other services		20,397	13,553
		257,479	178,355

Operating expenses
Cost of services		76,912	65,091
Selling, general and administrative expenses		123,663	133,883
Less costs capitalised as start-up costs and property and equipment		(11,017)	(23,477)
Broadcast rights amortization		3,996	4,005
Depreciation and amortization		75,154	87,370

Total operating expenses		268,708	266,872

Operating loss		(11,229)	(88,517)

Amortization of goodwill on consolidation		(10,043)	(14,905)
Net financial expense		(101,558)	(112,887)
EVC revaluation		—	51,492

Loss from ordinary activities		(122,830)	(164,817)

Extraordinary gain due to cancellation of the Notes	17	313,619	—
Other		130	(15)
Net extraordinary income / (expense)		313,749	(15)

Profit / (Loss) before income taxes and minority interests		190,919	(164,832)

Income taxes (charge) / credit		(71,460)	50,294

Profit / (Loss) before minority interests		119,459	(114,538)

Profit attributed to minority interests		—	818

Net Profit / (Loss) for the period		119,459	(113,720)

The accompanying notes are an integral part of these condensed consolidated financial statements

ONO GROUP

CABLEUROPA, S.A.U. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(€ thousand, except share data)

(Unaudited)

	Common Stock	Number of shares	Share Premium	Accumulated Deficit	Net Profit/(Loss) for the period	Total
BALANCE, December 31, 2002	484,663	484,662,719	337,746	(411,565)	(194,642)	216,202

Transfer of 2002 net loss	—	—	—	(194,642)	194,642	—
Net Profit for the nine-month period	—	—	—	—	119,459	119,459
BALANCE, September 30, 2003	484,663	484,662,719	337,746	(606,207)	119,459	355,661

The accompanying notes are an integral part of these condensed consolidated financial statements

ONO GROUP

CABLEUROPA, S.A.U. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2003

(€ thousand, except otherwise indicated)

(Unaudited for figures at September 30, 2003)

1.             BASIS OF PRESENTATION

The primary activity of Cableuropa, S.A.U. and its consolidated subsidiaries (the Group), which operate under the ONO brand,  is the development and operation of broadband cable television and telecommunications networks in Spain.

The accompanying condensed consolidated unaudited financial statements have been prepared in accordance with generally accepted accounting principles in Spain for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles in Spain for complete financial statements, but in the opinion of management, they reflect all adjustments considered necessary (consisting of normal recurring items) for a fair presentation of the Group’s consolidated financial statements position and results of operations for the periods presented. These financial statements should be read in conjunction with the Group’s Form 20-F for the year ended December 31, 2002. Operating results for the nine months ended September 30, 2003, are not necessarily indicative of the results that may be expected for the year ending December 31, 2003.

The accompanying unaudited condensed consolidated financial statements as of September 30, 2003 are prepared in accordance with generally accepted accounting principles in Spain (“Spanish GAAP”). The format has been modified to adapt it to the format used in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). A description of differences and a reconciliation of consolidated net profit/loss and shareholders’ equity from Spanish GAAP to U.S. GAAP is set forth in note 18.

For the convenience of the reader certain prior period amounts have been reclassified to conform to the current period presentation.

Accounting policies

Cross-currency swaps

Transactions aimed to eliminate or significantly reduce exchange rate risks on asset and liability positions are treated as hedging transactions. Accordingly, the Group accounts for these transactions off-balance sheet until the related cash flows are received or paid, at which time such cash flows are recorded directly to the consolidated statement of profit and loss and balance sheet. The gains or losses arising during the life of these transactions are accrued and taken to the statement of profit and loss and balance sheet together with the related gains or losses on the hedged assets or liabilities.

Transactions which are not assigned to hedge exchange rate risks (see note 11) are not treated as hedging transactions. In transactions of this kind, the foreign exchange gains or losses are recorded when the transactions are finally settled. However, if potential losses are anticipated, the related provision is recorded with a charge to the consolidated statement of profit and loss.

Options

Options are stated at the lower of acquisition cost or market value. Assets with maturity of less than a year are considered as short term.

2.            SHORT-TERM INVESTMENTS, NET

	€ thousand
	September 30, 2003	December 31, 2002
Short term securities portfolio	249	351
Short term restricted cash deposits	—	39,110
Margin calls	19,556	—
Option	4,349	—
Other short term investments	6,581	13,548

Less: Provisions	(3,307)	(2,202)

Short term investments, net	27,428	50,807

Short term securities portfolio

The short-term securities portfolio consists mostly of euro deposits, with yields ranging from 0.97% to 3.12% as of September 30, 2003.

Short term restricted cash deposits

In connection with the senior bank facility, the Group committed to hold in an “escrow account” sufficient cash to meet all the interest payments until March 31, 2003 under the multi-borrower credit facilities between the Group and ONO Finance, PLC in relation with the Notes issued by ONO Finance, PLC (the “Notes”). On February 13, 2003 Cableuropa, S.A.U. partially funded the acquisition of Notes (see note 17) by using funds of the “escrow account”, amounting to euro 25.3 million.

Margin calls under swap agreements

In the first half of 2003 the Group advanced euro 39.1 million in relation with its cross-currency swap agreements. As of September 30, 2003 the balance of margin calls made amount to euro 19.6 million after the unwinding 50% on the principal of the cross-currency swaps during July and August 2003 (see note 11).

Option

On June 2, 2003 the Group purchased a euro call / dollar put option to cap the potential cash loss that the Group could face on maturity of the cross-currency swap agreements (see note 11). This euro call / dollar put option, with the strike at dollar 1.1729 per euro 1.00 on May 1, 2004, protects the Group from any appreciation of the euro against the dollar above a rate of dollar 1.1729 per euro 1.00 as of May 1, 2004. The cost of the option was euro 8.7 million. In July 2003, in line with the partial unwind of the principal of the swaps, 25% of the option was sold back to the counterparty banks. In August 2003, the Group unwound a further 25% on the principal of the cross-currency swaps and on the euro call/dollar put option (see note 11).

As of September 30, 2003 the capitalized balance of cost of the remaining portion of the option is therefore euro 4.3 million. A provision of euro 0.9 million has been recorded for the loss in the market value of this option.

3.            ACCOUNTS RECEIVABLE, NET

	€ thousand
	September 30, 2003	December 31, 2002
Receivables from related parties	6,565	31,853
Accounts receivable and other debtors	57,651	49,991
Tax receivables	21,015	125,899

Less: Allowance for doubtful accounts	(33,300)	(23,543)

Accounts receivable, net	51,931	184,200

Deferred tax credits under the caption “Tax receivables” are shown net of deferred tax liabilities.

4.             START-UP COSTS, NET

	€ thousand
	September 30, 2003	December 31, 2002
Start-up costs, net	6,691	9,093
Stock issuance costs, net	3,379	4,673

Start-up costs, net	10,070	13,766

5.            INTANGIBLE ASSETS, NET

	€ thousand
	September 30, 2003	December 31, 2002
Goodwill (See note 8)	128,248	128,248
Franchise acquisition costs	11,955	11,955
Broadcast rights	250	3,682
Computer software	34,476	32,393
Finance leases	2,136	6,309
Other intangible fixed assets	1,120	1,113

Total cost	178,185	183,700

Total accumulated amortization	(52,534)	(44,326)

Intangible assets, net	125,651	139,374

6.            TANGIBLE ASSETS, NET

	€ thousand
	September 30, 2003	December 31, 2002
Network and technical equipment	1,374,835	1,246,633
Computer hardware	40,921	37,793
Other tangible fixed assets	16,489	17,536

Total operating tangible fixed assets	1,432,245	1,301,962

Payments on account and assets in course of construction	56,484	63,769

Total cost	1,488,729	1,365,731

Total accumulated amortization	(185,836)	(127,054)

Provisions	(34,190	(36,281)

Tangible assets, net	1,268,703	1,202,396

7.            FINANCIAL ASSETS

	€ thousand
	September 30, 2003	December 31, 2002
Deferred tax credits	239,324	243,632
Other financial investments	1,306	1,310

Financial assets	240,630	244,942

“Deferred tax credits” are shown net of deferred tax liabilities.

8.            GOODWILL ON CONSOLIDATION

Goodwill on consolidation has principally arisen as a result of the Group’s corporate reorganizations. In these corporate reorganizations the parent company, Cableuropa, S.A.U., acquired additional shareholdings in its Spanish subsidiaries.

Goodwill included in the caption “Intangible Assets” consists of transfers in Goodwill on consolidation as a result of the merger among Cableuropa, S.A.U., as the acquiring company, and 12 wholly-owned subsidiaries in 2001 and 2002.

9.            SHORT AND LONG TERM DEBT

	€ thousand
Type of debt	Average interest rate during 2003	Maximum available as of September 30, 2003	Short term debt as of September 30, 2003	Long term debt as of September 30, 2003	Total debt	Accrued interest expenses
Debt with credit entities:

Senior bank facility	5.92%	625,000	—	490,000	490,000	2,475
VAT facilities	3.76%	8,500	8,110	—	8,110	26
La Caixa loan	3.41%	1,655	1,093	562	1,655	12
Leasing	4.81%	3,000	359	—	359	—
Other credit facilities	3.52%	27,610	25,365	—	25,365	24

Total debt with credit entities			34,927	490,562	525,489	2,537

Other debt:

Debt related to Notes issues			—	422,097	422,097	13,481
State subsidies			—	17,077	17,077	—

Total other debt			—	439,174	439,174	13,481

Total short and long term debt			34,927	929,736	964,663	16,018

a) Debt with credit entities

Senior bank facility

In August 2001, the Group entered into an agreement with a series of banks to provide financing of up to euro 800 million for the network construction, capital expenditure and working capital requirements of the Group.

On February 13, 2003, as part of the approval process for the partial cancellation of the Notes, a number of amendments were made to the senior bank facility. The most important amendments were: the reduction in size of the senior bank facility from euro 800 million to euro 750 million, the reduction in maximum amounts available under the facility during 2003, amendments to financial covenants and the inclusion of a new covenant on capital expenditure.

The facility is structured in different tranches. As of September 30, 2003 the Group had drawn euro 490 million under the euro 750 million senior bank facility. The maturity date is December 31, 2008.

Interest/Fees

The senior bank facility bears interest at a floating rate determined by reference to EURIBOR plus a margin.

The senior bank facility gave rise to arrangement and underwriting fees paid to the arrangers and underwriters in 2001 and accounted for as Deferred Expenses. A commitment fee, payable quarterly in arrears on the undrawn amount of the senior bank facility is also payable, as are facility agent and security agent fees.

Guarantees

As security for the senior bank facility, the lenders thereunder have been granted a first-ranking security interest in:

•      Shares of Cableuropa, S.A.U. owned by Grupo Corporativo ONO, S.A. (“GCO”), the Group’s principal shareholder, and Cableuropa’s shares in the rest of the borrowers; and

•      Material assets of the borrowers to the extent that this can be granted, including material contracts, intra-group loans, bank accounts, insurance policies, and intellectual property.

The borrowers have jointly and severally guaranteed all amounts owed under the senior bank facility on a senior basis.

The senior bank facility also contains other financial and non-financial covenants which, among other things, establish conditions for the incurrence of additional indebtedness, assets sales, sale and leaseback arrangements, acquisitions, the making of loans and guarantees, prepayment of other indebtedness, investments, dividends, entry into material contracts, voluntary prepayment and mandatory prepayment in certain circumstances.

Value added tax discounting facilities (“VAT facilities”)

In June 2003, the Group entered into a VAT discounting facility with a group of Spanish institutions in relation to the 2003 VAT refunds. VAT refunds in Spain are received after the end of the year for which the VAT refund has been generated and paid. The VAT discounting facility allows the Group access to the VAT tax refund at an earlier time. The facility is secured by a pledge over the VAT receivable from the Spanish tax authorities and over the account to which the VAT refunds are to be credited. Borrowings under the discounting facility are limited to the lower of 95% of the Group’s receivables from the Spanish tax authorities or euro 8.5 million. The facility is paid off upon receipt of the refund and bears interest at a floating rate determined by reference to EURIBOR plus a margin. As of September 30, 2003 the Group had borrowed euro 8.1 million under the facility.

La Caixa loan

This debt relates to the outstanding amounts of a long-term subordinated loan from La Caixa that originally provided euro 6 million financing for general corporate purposes. This loan bears interest at MIBOR plus a margin and amortises on a half-year basis until December 31, 2004.

Other credit facilities

The Group has a series of short term credit lines, with different credit entities, which usually bear interest at EURIBOR plus a margin.

b) Other debt

Debt related to Notes issues

Debt related to Notes issues corresponds to the multi-borrower credit facilities between the Group and ONO Finance, PLC (the issuer) in relation to the Notes issued by ONO Finance, PLC.

The principal activity of ONO Finance, PLC, established in the United Kingdom, is that of a finance company. ONO Finance, PLC’s business is the issuance of debt securities and the on-lending of the proceeds of such debt offerings to Cableuropa, S.A.U. and its subsidiary companies. ONO Finance, PLC is owned 2% by the Group and 98% by ONO Finance (Holdings) Limited.

Cableuropa, S.A.U., the Group’s cable operators and Hydra Servicios de Atención al Cliente, S.A.U., are obligors and guarantors under each of the indentures governing the Notes.  These guarantees are provided on a joint and several basis.

Since May 6, 1999, ONO Finance, PLC has issued 5 different tranches of securities in the form of Senior Subordinated Notes (the “Notes”), which are listed on the Luxembourg stock exchange. In February 2003, part of these Notes were cancelled giving rise to an extraordinary income, as discussed in note 17.

Detail of outstanding Notes as of September 30, 2003 is a follows:

Issue Date	Number of Notes	Face value per Note	Annual Coupon	Maturity
May 6, 1999	92,098	1,000 USD	13%	May 1, 2009
May 6, 1999	45,628	1,000 EURO	13%	May 1, 2009
June 30, 2000	113,702	1,000 EURO	14%	July 15, 2010
February 9, 2001	83,514	1,000 USD	14%	February 15, 2011
February 9, 2001	112,053	1,000 EURO	14%	February 15, 2011

All coupons are payable semi-annually.

The Notes mature 10 years after each issue, but the issuer has the right, at its own discretion, to repay them in advance, subject to certain conditions, from the fifth anniversary of their issue.

Multi Borrower Credit Facilities (MBCF)

In connection with, and on the same date of, each of ONO Finance, PLC’s Notes issues, Cableuropa, S.A.U., the other Group’s cable operators and Hydra Servicios de Atención al Cliente, S.A.U., as borrowers and guarantors and ONO Finance, PLC as lender, entered into multi-borrower credit facilities agreements, to transfer the Notes proceeds to the guarantors, in return for the guarantors agreeing to reimburse ONO Finance, PLC with:

a)             The total face value of the Notes at their maturity, being the issue value of the Notes plus a management and reimbursement fee (“MRF”), that matches the Notes discounts, to be paid at maturity, and

b)            enough interest to cover coupon payments on the Notes plus a margin.

An analysis of the outstanding MBCF’s is a follows:

					€ thousand (except percentages)
							Accrued
		€ thousand or USD thousand (as applicable)					interest
Maturity	Currency	Principal	MRF(1)	Total debt	Total debt(2)	Coupon(3)	expenses
2009	USD	90,677	1,421	92,098	79,040	13.214%	4,281
2009	EURO	44,924	704	45,628	45,628	13.214%	2,471
2010	EURO	113,702	—	113,702	113,702	14.010%	3,319
2011	USD	71,992	11,522	83,514	71,674	16.252%	1,448
2011	EURO	96,594	15,459	112,053	112,053	16.252%	1,962
					422,097		13,481

(1)           Management and reimbursement fee.  Accounted for as deferred expenses and amortized on a straight line basis over the MBCF duration

(2)           Notes nominated in U.S. dollar have been converted applying the official exchange rate published by the ECB on September 30, 2003 of euro 1.00 = U.S. dollar 1.1652.

(3)           Coupon payable on principal, not on total debt

State subsidies

In 2001 and 2002, and as part of the Programme for the Promotion of Technology Innovation (PROFIT), Cableuropa, S.A.U. obtained subsidised loans from the Spanish Ministry of Science and Technology to finance the development of three technology innovation projects.  These subsidies are characterized as long term loans maturing in five equal annual installments starting on the third anniversary of the loan drawdown. They bear interest at 0% and the obligations thereunder are supported by bank guarantees. These loans expire between 2004 and 2009. As of September 30, 2003 a total of euro 17.1 million had been granted and completely drawn.

10.          ACCOUNTS PAYABLE

Accounts payable consist of the following:

	€ thousand
	September 30, 2003	December 31, 2002
Commercial suppliers	87,906	97,602
Taxes and social security	10,590	16,006
Fixed asset suppliers	67,556	115,624
Other short term creditors	22,077	13,142

	188,129	242,374

11.          OTHER CURRENT LIABILITIES

	€ thousand
	September 30, 2003	December 31, 2002
Cross-currency swaps	38,041	—
Other	13,398	11,117

	51,439	11,117

Cross-currency swaps

In May 2000 and July 2002 the Group entered into different cross-currency swap agreements to hedge part of its Notes related dollar debt.

In May 2000 swap agreements were signed by the Group with Bank of America and Toronto Dominion Bank as counterparties (“the 2000 swap agreements”) to hedge the principal amount of the Group’s 2009 USD Notes related debt until May 2004 (the first call date of the 2009 Notes) and all coupon payments on these Notes until that date (other than those provided for under the escrow account agreements).

In July 2002, Cableuropa, S.A.U. entered into a further swap agreement (“the 2002 swap agreement”). This agreement with Deutsche Bank as counterparty was signed to hedge 50% of the coupon payments on the 2011 USD Notes related debt until the first call date thereunder of February 2006.

The nature of the swap agreements is such that if there are significant increases in the value of the euro against the dollar, the Group is required to advance margin calls to the counterparty banks. In the first half of 2003, the Group advanced a total of euro 39.1 million.

After the partial cancellation of the Notes (see note 17) in February 2003, the Group faced a potential exchange rate loss for the ineffective part of the hedge amounting to euro 38.9 million, included under the caption “Net extraordinary income”.

In June 2, 2003, in view of the significant appreciation of the euro against the dollar, the Group purchased an euro call / dollar put option (see note 2).

In July 2003, the Group unwound 25% on the principal of the 2000 swap agreements and 100% of the coupons remaining, corresponding to the interest payments in November 2003 and May 2004. Accordingly, in line with the partial unwind of the principal of the swaps, 25% of the euro call / dollar put option was sold back to the counterparty banks. The net cash cost for the Group of this operation amounted to euro 3.7 million. In August 2003, the Group unwound a further 25% on the principal of the cross-currency swaps and on the euro call / dollar put option. The net cost of this operation was also euro 3.7 million. The net accounting gain related to these transactions was euro 6.0 million. Therefore, after carrying out both transactions, 50% of the 2000 swap agreements and euro call / dollar put option are still outstanding.

Since June 2003, the 2000 swap agreements are treated as non-hedging instruments whereas the 2002 swap agreement is partially treated as a hedging agreement in as much as it covers the debt related to the coupon payments on the 2011 USD Notes until February 2006.

The total remaining potential liability related to these derivative financial instruments (at the rate as of September 30, 2003) is fully accounted for in an amount of euro 38.0 million included in the caption “Other current liabilities” and euro 1.7 million included under “Other long term liabilities”. The maximum potential cash effect of these losses would be euro 19.6 million less since this amount has been already advanced to the swaps counterparties and included in the caption “Short-term investments, net” (see Note 2).

The net losses related to these financial instruments occurred between February 13, 2003 and September 30, 2003, net of deferred income resulting from unrealised exchange rate differences, amount to euro 15.6 million, which have been recorded under the caption “Net financial expense” of the Consolidated Statement of Profit and Loss.

12.          OTHER LONG TERM LIABILITIES

	€ thousand
	September 30, 2003	December 31, 2002
EVCs	25,462	25,462
Deferred income	25,534	26,324
Other	1,686	—

Other long term liabilities	52,682	51,786

Equity Value Certificates (EVCs)

Together with the issue of the 2009 Notes and the 2011 Notes, ONO Finance, PLC issued EVCs. These EVCs are guaranteed by Cableuropa.

The EVCs entitle their holders to receive cash in an amount equal to the market value of a number of shares of Cableuropa.  That number of shares can be diluted in relation to the percentage of Cableuropa, S.A.U’s total shares under certain circumstances.

An analysis of the outstanding EVCs, as of September 30, 2003 is as follows:

	Number of EVCs	Estimated liability in euro thousand	Maturity (*)
EVCs USD 2009	275,000	5,926	May 31, 2009
EVCs EURO 2009	125,000	2,859	May 31, 2009
EVCs USD 2011	200,000	9,779	February 15, 2011
EVCs EURO 2011	150,000	6,898	February 15, 2011
		25,462

(*) Certain circumstances such as an IPO of Cableuropa may trigger a payment event prior to their maturity.

At the time of each EVC issue and each EVC agreement, Cableuropa accounted for a liability in an amount equal to the EVC proceeds received.  The value of the liability derives from the estimated market value of Cableuropa shares, and accordingly the book amount of these liabilities may be subject to changes.

13.          PROVISION FOR COMMITMENTS AND CONTINGENCIES

	€ thousand
	September 30, 2003	December 31, 2002
Provision for guarantees made to local authorities	652	1,111
Provision for transfer tax assessments	945	945
Provision for discontinued operations in Portugal	6,974	10,922
Other provisions for liabilities and charges	2,608	7,038

Total provision for commitments and contingencies	11,179	20,016

Provision for discontinued operations in Portugal

This provision was made to cover losses and contingencies derived from the decision of discontinuing operations in Portugal.

Other provisions for liabilities and charges

The caption “Other provisions for liabilities and charges” includes euro 17 thousand (euro 2,000 thousand as of December 31, 2002) for the redundancy costs related to the “Expediente de Regulación de Empleo” (regulated reduction of workforce) in Cableuropa, S.A.U. announced in July 2002.

This “Expediente de Regulación de Empleo”, which resulted from the Group’s continued focus on cost reduction and a natural evolution of the business, was agreed with employees and with the Spanish authorities in September 2002. This agreement includes a regulated reduction of the workforce of up to 400 employees by the end of 2003, affecting all of the areas and professional categories of the Group. Under this agreement, 313 employees have been made redundant by September 30, 2003 (euro 4.3 million were paid as redundancy costs during the year 2002 and the first nine moths of 2003). The amount of the related liability for the rest of year 2003 has been estimated based on the expected benefits employees will receive upon leaving.

14.          SHAREHOLDER’S LOAN

On February 13, 2003, as a part of the process of the cancellation of the Notes (see note 17) GCO granted a loan to the Group amounting to euro 98.5 million. This loan, which ranks subordinate to the senior bank facility, but pari passu to the multi borrower credit facilities, bears annual interest of 7.5 % and matures on March 1, 2011 or on an earlier date if (i) all the obligations from financial contracts and multi-borrower credit facilities have been satisfied (see note 9) or (ii) a General Shareholder Meeting is announced to approve the capitalisation of this debt as capital.

15.          PARTICIPATIVE LOANS

In 2002, GCO received euro 300 million from its shareholders as equity and contributed the same amount to Cableuropa, S.A.U. as participative loans. The participative loans will accrue a variable interest rate of 0.25% per annum on the volume of revenues of the Cableuropa Group earned once revenues have surpassed euro 747 million on a quarterly basis.

The interest will not be credited to GCO except where all amounts related to the senior bank facility and any other senior debt of the Cableuropa Group (including principal and interest), have been fully met. Interest added to the principal will be met by a one off payment on the expiry date of the loan (December 31, 2011).

16.          SHAREHOLDERS’ EQUITY

The share capital in Cableuropa, S.A.U. as of September 30, 2003 is euro 484,662,719 and consist of 484,662,719 fully subscribed and paid ordinary bearer shares with a par value of euro 1 each.

The shares of Cableuropa, S.A.U. owned by its sole shareholder GCO are pledged to secure the Senior Bank Facility disclosed in note 9.

17.          EXTRAORDINARY GAIN

Cancellation of the Notes

During the year 2002, the sole shareholder of the Group, GCO, purchased high yield bonds issued by ONO Finance, PLC (the issuer) in the open market and through a tender offer.

The purpose of the tender offer and the open market purchases of Notes was to reduce the level of indebtedness of the Cableuropa Group in order to enhance its operating and financial flexibility and improve its position to meet its strategic objectives.

As part of the process of the cancellation of the Notes, the following transactions took place:

•              On February 13, 2003 GCO sold all of the Notes to the Cableuropa Group other than euro 30 million (face value) of 2011 Notes that it retained. The Cableuropa Group transferred the Notes to ONO Finance, PLC in exchange for a reduction in the amounts owed under the multi-borrower credit facilities.

•              On February 13, 2003, GCO granted a loan to Cableuropa, S.A.U. amounting to euro 98.5 million (see note 14).

•              On February 13, 2003 Cableuropa, S.A.U., signed all the necessary documentation with the syndicate of banks, allowing it to fund partially the acquisition of Notes from GCO by drawing euro 22.1 million from the senior bank facility, and by using funds of the “escrow account”, amounting to euro 25.3 million. A number of additional amendments were made to the senior bank facility as part of the approval process for the transaction.

•              In addition, Cableuropa and its subsidiaries agreed with ONO Finance, PLC the required amendments to the multi-borrower credit facilities to reflect the partial cancellation of the Notes of Cableuropa, S.A.U. and its subsidiaries with ONO Finance, PLC.

•              The cancellation of the Notes and the amendment to the multi-borrower credit facilities have generated an extraordinary gain which is included under the caption “Net extraordinary income” of the Consolidated Statements of Profit and Loss for the nine months ended September 30, 2003.

	€ thousand
	Cancelled MBCF		Deferred expenses cancelled	Cost	Extraordinary gain
EUR Notes 13% due 2009	79,372		4,082	23,756	51,534
USD Notes 13% due 2009	205,047		9,331	50,628	145,088
EUR Notes 14% due 2010	86,298		2,402	25,828	58,068
EUR Notes 14% due 2011	37,947		5,337	11,358	21,252
USD Notes 14% due 2011	126,245	(1)	17,403	32,245	76,597

	534,909		38,555	143,815	352,539	(2)

(1)           Includes euro 18.5 million corresponding to deferred income due to exchange rate differences not realized.

(2)           The net extraordinary gain , considering the estimated foreign exchange rate loss under the swap agreements (euro 38.9 million, see note 11) was euro 313.6 million.

18.          DIFFERENCES BETWEEN SPANISH GAAP AND US GAAP AND OTHER REQUIRED DISCLOSURES

The unaudited condensed consolidated financial statements of the Group are prepared in accordance with Spanish GAAP, which differs in certain material respects from US GAAP. A description of these differences and a reconciliation of net loss and shareholders’ equity from Spanish GAAP to US GAAP are presented below.

I.              Reconciliation of shareholders’ equity and net profit/(loss).

Reconciliation of shareholders’ equity:

		€ thousand
		At September 30, 2003	At December 31, 2002
Shareholders’ equity in accordance with Spanish GAAP		335,661	216,202
US GAAP adjustments:
Stock issuance costs, net	(a)	(3,379)	(4,673)
Start-up costs, net	(b)	—	—
Foreign exchange deferred income	(c)	25,534	26,324
Valuation allowance on deferred tax assets	(d)	(143,595)	(146,179)
Research and development costs	(e)	(29)	(56)
Capitalisation of interest	(f)	26,908	24,360
Depreciation of property and equipment	(g)	(21,310)	(22,983)
Goodwill	(i),(j)	234,263	219,387
Derivative financial instruments	(k)	(1,266)	7,045
Net deferred tax effect of US GAAP adjustments	(d)	(3,596)	(4,284)
Minority interests related to US GAAP adjustments	(l)	(410)	(213)
Provision for discontinued operations in Portugal	(m)	(362)	798
Shareholders’ equity in accordance with US GAAP		448,419	315,728

Statements of changes in Shareholders’ equity under US GAAP:

	€ thousand
	September 30, 2003	December 31, 2002
At the beginning of the period	315,728	443,805
Less: stock issuance cost	—	(993)
Other comprehensive income	(1,263)	(1,684)
Net loss for the period	133,954	(125,400)
At the end of the period	448,419	315,728

Reconciliation of net Profit/(Loss):

		€ thousand
		Nine Months Ended
		September 30, 2003	September 30, 2002
Net Profit / (Loss) in accordance with Spanish GAAP		119,459	(113,720)
US GAAP adjustments:
Reversal of amortization of stock issuance costs	(a)	1,294	1,225
Start-up costs	(b)	—	(9,488)
Reversal of amortization of start-up costs	(b)	—	23,333
Foreign exchange deferred income	(c)	(790)	18,065
Valuation allowance on deferred tax assets	(d)	2,584	(30,177)
Reversal of amortization research and development costs	(e)	27	24
Capitalisation of interest costs	(f)	3,614	7,372
Amortization of capitalised interest	(f)	(1,066)	(1,097)
Depreciation of property and equipment	(g)	1,673	(8,268)
Stock-based compensation	(h)	—	(917)
Amortization of goodwill	(j)	14,876	14,905
Derivative financial instruments	(k)	(7,048)	(1,708)
Net deferred tax effect of US GAAP adjustments	(d)	688	(3,623)
Provision for discontinued operations in Portugal	(m)	(1,160)	—
Minority interests related to US GAAP adjustments	(l)	(197)	(414)

Net Profit/(Loss) in accordance with U.S. GAAP		133,954	(104,488)

(a)     Stock issuance costs. Under Spanish GAAP, costs associated with equity stock issuances are capitalised as non current assets and amortised over five years. US GAAP requires stock issuance costs to be presented on a net basis within equity against the proceeds from the stock issuance, without amortization.

(b)    Start-up costs. Under Spanish GAAP costs of start-up activities can be capitalised and amortised over a period of up to five years. Under US GAAP, start-up costs are expensed as incurred. As a consequence of the changes occurring in the telecommunications sector, as well as changes in the circumstances of the Group particularly at the end of year 2002 and, considering the Group’s intention to converge over time with International Accounting Standards, under Spanish GAAP, the Group discontinued the capitalisation and depreciation of start-up costs during the year 2002, writing these off completely. The effect of the change of this accounting criteria in the Group produced an extraordinary charge of euro 139.9 million in 2002.

(c)     Foreign exchange deferred income. Spanish GAAP requires unrealised foreign exchange gain in excess of recorded foreign exchange losses to be deferred until they are realised. Under US GAAP they are accounted for as financial income when generated.

(d)    Income taxes. Spanish GAAP permits the recognition of deferred tax assets, including those arising from net operating loss carryforwards, if it can be demonstrated that the deferred tax assets can be realised within a fifteen-year period from the date on which the assets were generated.

Under US GAAP, deferred tax assets and liabilities are recognised for all differences between the accounting and tax basis of assets and liabilities. Valuation allowances may be recorded against deferred tax assets if it is “more likely than not” that these assets will not be realised. Under US GAAP, a partial valuation allowance has been recorded against deferred tax assets that are fully recognised under Spanish GAAP.  The calculation of the partial valuation allowance recognised under US GAAP is based upon the anticipated utilisation of net operating loss carry-forwards in future years.

The reconciliation of shareholders’ equity and net loss between Spanish and US GAAP also includes the deferred tax effect on US GAAP adjustments. The tax effects of temporary differences, carry-forwards and US GAAP differences that give rise to deferred tax liabilities and assets under US GAAP as of September 30, 2003 and as of December 31, 2002 are as follows:

	€ thousand
Non-current	At September 30, 2003	At December 31, 2002

Deferred tax liabilities-provision on investments	(72,498)	(72,498)
Deferred tax assets— net operating losses carry-forward	311,823	387,790
Tax effects of US GAAP adjustments	(8,990)	(10,711)
Deferred taxes	230,335	304,581
Valuation allowance	(138,201)	(144,259)
Deferred taxes, net	92,134	160,322

A reconciliation of the computed tax at the Spanish statutory tax rate and the income taxes reorganised in accordance with Spanish GAAP for the nine months ended September 30, 2003 and September 30, 2002 is as follows:

	€ thousand
	September 30, 2003	September 30, 2002
Computed tax at the Spanish statutory rate of 35%	66,822	(57,691)
Permanent differences	17,884	34,452
Differences due to consolidation adjustments	(13,246)	(27,055)
Corporate income tax	71,460	(50,294)

(e)     Research and development costs. Under Spanish GAAP, research and development costs are capitalised as intangible assets if the Group considers that there is no reasonable doubt about their future success and profitability and they are amortised over a period not exceeding five years. Under US GAAP, these costs are expensed as incurred.

(f)     Capitalisation of interest. Under US GAAP, interest costs that are directly related to the construction or production of assets for the company’s own use must be capitalised and amortised over the expected life of the assets. Under Spanish GAAP, capitalisation of interest cost is optional. The Group has chosen not to capitalise any interest cost under Spanish GAAP.

(g)    Depreciation of assets. Under Spanish GAAP, during the prematurity period, property and equipment are depreciated on a straight-line basis, although weighted depending on each operating company’s stage of development. Under US GAAP these assets are depreciated on a straight-line basis over the useful lives.

(h)    Stock-based compensation. Under Spanish GAAP, compensation expense for the Phantom Stock Option Plan is recorded for all options from the grant date to the exercise date, without regard for vesting provisions. Under US GAAP, compensation expense is recorded based upon the accumulated amount of options vested.

The weighted average remaining contractual life of the options outstanding as of September 30, 2003 is 11 months.

(i)      Goodwill related to the Corporate Reorganization

In November 2000, the Company carried out a corporate reorganization which involved the issuance of Cableuropa ordinary shares to acquire additional shareholdings in its Spanish subsidiaries and the redemption of the participative loans.

Under Spanish GAAP, the corporate reorganization transactions gave rise to goodwill of euro 387.4 million. Under US GAAP, the corporate reorganization transactions gave rise to goodwill of euro 601.4 million and an extraordinary loss of euro 3.8 million, as explained bellow.

(i)        Value of Ordinary Shares Issued

Under Spanish GAAP the corporate reorganization was accounted for based on a value for the Group’s ordinary shares as fixed by the Board of Directors. Under US GAAP, it was accounted for at fair value of the ordinary shares issued.

Management of the Group considered the fair value of the corporate reorganization to be equivalent to the market value of the shares, as estimated by the Board of Directors. The market value was estimated by applying a generally accepted valuation method.

(ii)       Redemption of Participative Loans

In 2000, the Group redeemed all outstanding participative loans in connection with the corporate reorganization. Under Spanish GAAP, the redemption of these loans in exchange for ordinary shares did not give rise to a gain or loss. Instead, as the redemption of the loans was in connection with the acquisitions of the minority interests in the Group’s subsidiaries, the difference between the value of the ordinary shares issued to redeem the loans and their carrying amount was recorded as goodwill.

Under US GAAP, the redemption of debt did not give rise to goodwill but, instead, triggered an extraordinary loss since the value of the consideration used to redeem the debt was in excess of the carrying value of that debt on the date of redemption.

(iii)      Summary

The following table summarizes the allocation of purchase price to acquired net assets under US GAAP.

	€ thousand
	Shareholdings acquisition	Participative loans acquisition	Cash contributions	Total consideration
Fair value of consideration issued	560,728	15,025	730	576,483
Less: Fair value of minority interests acquired	(39,930)	11,198	—	(28,732)
Less: extraordinary loss	—	3,827	—	3,827
Goodwill	600,658	—	730	601,388

(j)      Amortization of goodwill

Under Spanish GAAP, the Group records amortization on goodwill. Under US GAAP, the provision of SFAS 142 (1) prohibits the amortization of goodwill and indefinite-lived intangible assets, (2) requires that goodwill and indefinite-lived intangible assets be tested annually for impairment and (3) requires that reporting units be identified for purposes of assessing potential future impairments of goodwill.

In connection with the adoption of SFAS 142 on January 1, 2002 the Company ceased goodwill amortization as of the beginning of the year 2002.

SFAS 142 requires that goodwill be tested annually for impairment. Goodwill impairment is tested using a two step process, whereby the first step identifies a potential impairment and the second step measures the amount of the impairment loss, if any.

The Company has determined that it has one reporting unit in Spain under the guidance of SFAS 142. In order to identify a potential goodwill impairment loss, the fair value of the reporting unit was compared with its respective carrying amount, including goodwill as of June 30, 2003 and 2002. Since its fair value was greater than its carrying amount, goodwill was not considered impaired.

In relation with the Portuguese cable operator subsidiary, which also can be considered as a reporting unit under the guidance of FAS 142, in 2002 the Group took the decision to cease its operations, accordingly, its allocated goodwill amounted to euro 754 thousand on December 31, 2002 was considered impaired. Under Spanish GAAP the Group also recognized a provision in this regard.

The Group tests the Spanish reporting unit’s goodwill for impairment annually, or before if there is any triggering event that may indicate that the fair value of the reporting unit has fallen bellow its carrying amount, as required by SFAS 142. As result of the test carried out during this year the Goodwill continues not to be considered impaired.

(k)     Cross-currency swaps

Under Spanish GAAP, hedging and non hedging cross-currency swaps are accounted for off balance sheet. However, for hedging transactions, potential losses are recorded if anticipated. Prior to January 1, 2001 the same accounting treatment was applied under US GAAP.

On January 1, 2001 the Group adopted Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS 133), as amended by SFAS 137, SFAS 138 and further interpreted by the Derivatives Implementation Group (DIG). On this date, the Group recorded a net cumulative-effect transition adjustment of euro 5.0 million in other comprehensive income in accordance with the transition provisions of SFAS 133 under US GAAP. This adjustment to other comprehensive income is being amortised into the statement of profit and loss account over the life of the underlying debt. Subsequent to January 1, 2001, the Group has elected not to designate these derivative financial instruments in a qualifying hedging relationship and thus under US GAAP recorded them at their fair value with changes in fair value recognized in the statement of profit and loss as they occur during the year.

(l)      Minority interests.

Minority interests reflects the portion of the US GAAP adjustments that are allocated to minority interests.

(m)    Provision for discontinued operations in Portugal.

In view of the decision of the Group to focus its activities on its core business in Spain the Portuguese operations were ceased and the process for the sale of the shareholdings of Univertel, the Portuguese subsidiary, was initiated in 2002. As a result, under Spanish GAAP, the Group has provided for a provision to cover losses and contingencies. The Group expects that this process will be completed in 2003.

Under US GAAP, Univertel’s net assets have been classified as held for sale and written down to their fair value less the estimated cost related to the sale. This resulted in a non cash loss of euro nil and euro 10.1 million in September 30, 2003 and December 31, 2002 respectively. Revenues and pre-tax losses of Univertel as of September 30, 2003 amounted euro nil and euro 1.7 million, respectively (euro 0.5 million and euro 4.8 million, respectively, as of December 31, 2002).

The carrying amount of Univertel’s net assets is as follows:

	€ thousand
	Total book value as of September 30, 2003	Total book value as of December 31, 2002
Intangible assets, net	—
Tangible assets, net	—
Current assets	1,685	1,162
Total assets	1,685	1,162

Current liabilities	536	3,911
Other liabilities (of which euro 15.4 million and 10.0 million correspond to intercompany balances as of September 30, 2003 and December 31, 2002, respectively)	17,090	13,222
Total liabilities	17,626	17,133

Total net assets	(15,941)	(15,971)

II.            Additional disclosures

The following disclosures are included to comply with the United States Securities and Exchange Commission’s regulations for foreign registrants. As indicated, certain disclosures are presented on a Spanish GAAP measurement basis.

a)      Use of estimates

The preparation of these financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reporting amounts of certain assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. Actual results could differ from such estimates.

b)      Disclosures of fair value of the financial instruments

The carrying values of cash and cash equivalents, accounts receivable, accounts payable and short-term debts approximate fair value due to the short maturity of these instruments. The carrying value of the non-current portion of restricted cash equals to fair value since its bears an explicit and variable interest rate. Equity Value Certificates are carried in the balance sheet at their fair value. Fair value of the Company’s equity shares at September 30, 2003 has been estimated using generally accepted valuation methods. The total market value of the debt related to the outstanding Notes issues, as of September 30, 2003 and December 31, 2002, was approximately euro 386 million and euro 302 million, respectively.

c)      Comprehensive income

US GAAP requires entities to separately disclose all components of comprehensive income in the financial statements in the period in which they are recognised.

Comprehensive income under US GAAP for the nine months ended September 30, 2003 and September 30, 2002 is as follows:

	€ thousand
	For the nine months ended September 30, 2003	For the nine months ended September 30, 2002
Net Profit/(Loss) under US GAAP	133,954	(104,488)
Other comprehensive income:
Transition adjustment for derivative financial instruments, net of tax credit of euro 678 thousand (September 2003) / and of euro 1,136 thousand (September 2002)	1,263	2,103
Net comprehensive Profit/(Loss) under US GAAP	135,217	(102,385)

d)      Classification differences

•       Net extraordinary expenses. Under Spanish GAAP, the Group has classified certain income and expenses as extraordinary items. Under US GAAP, these items would be classified as a component of other operating and non-operating income (expense), as appropriate.

•       Cash and cash equivalents. Under Spanish GAAP, cash and cash equivalents equals cash and banks accounts. Under US GAAP, the Group considers all highly liquid investments with a maturity of three months or less at acquisition, to be cash and cash equivalents. Cash and cash equivalents under US GAAP amounted to euro 0.9 million and euro 1.6 million, at September 30, 2003 and December 31, 2002, respectively.

•       Prepayments for tangible assets.  Under Spanish GAAP, prepayments on account for the purchase or construction of tangible assets are classified as non-current assets.  Under US GAAP, prepaid expenses are classified as current assets until the underlying funds are utilised.

•       Goodwill. Under Spanish GAAP, goodwill resulting from the vertical merger is presented under intangible assets. Under US GAAP it should be presented under the caption Goodwill on consolidation of the balance sheet.

e)      Intangible assets

Following is disclosed additional required information according to FAS 142:

Intangible assets’ carrying amounts and accumulated amortization of definite lived intangible assets, in total and by major class as of September 30, 2003:

	€ thousand
	Gross carrying amount	Accumulated amortization
Definite lived intangible assets
Franchise acquisition costs	11,955	6,356
Broadcast rights	250	—
Computer software	34,476	25,274
Finance leases	2,136	1,748
Other intangible fixed assets	1,120	853
	49,937	34,231

Indefinite lived intangible assets
Goodwill (note 8)	128,248	18,303
	128,248	18,303

Total intangible assets	178,185	52,534

Amortization expense for the period

€ thousand
For the nine months ended September 30, 2003
Amortization of Goodwill (intangible assets)	4,850
Amortization of intangible assets (excluded goodwill)	6,549
Amortization of Goodwill on consolidation	10,043
Amortization of tangible assets	59,342
Amortization of start up cost	4,413
Total amortization	85,197

Estimated aggregate intangible asset and goodwill amortization expense for each of the five succeeding fiscal years

	€ thousand
	Intangible Assets	Goodwill (1)
Estimated amortization expense

For the year ended December 31,2003	9,394	19,835
For the year ended December 31,2004	9,682	19,835
For the year ended December 31,2005	4,147	19,835
For the year ended December 31,2006	3,510	19,835
For the year ended December 31,2007	3,778	19,835

(1) Includes both goodwill on consolidation and on intangible asset.

Changes in the carrying amount of goodwill during the period:

	€ thousand
	Goodwill on consolidation	Goodwill in intangible assets
Balance as of January 1, 2003	239,933	114,795
Goodwill acquired during the period	—	—
Amortization	10,043	4,850
Impairment losses	—	—
Balance as of September 30, 2003	229,890	109,945

f)       Impairment of assets

Given the rapid technological change, the significant advantages offered, both in quality and security, and the recent developments in the Spanish pay television market, the Group has launched digital TV services in June 2003. As a result, analogical set top boxes are gradually being replaced by new digital set top boxes since the end of June 2003.

It is currently planned that in 2005 a significant part of the migration process from the analogue to digital technology will be completed. The company expects to sustain negative cash flows until at least 2005.

As a result, the estimated fair value of these assets is nil and an impairment charge of euro 32.2 million was recorded as of December 31, 2002.

g)      New accounting pronouncements

FIN 46

In January 2003, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities, an Interpretation of APB No. 51.” FIN 46 requires certain variable interest entities (VIEs) to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 applies immediately for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period ending after December 15, 2003. The Group does not anticipate that the adoption of FIN 46 will have a material impact on the consolidated financial statements.

SFAS 149

In April 2003, the FASB issued Statement of Financial Accounting Standards No. 149 (SFAS No. 149), “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” This statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”. SFAS No 149 is effective for contracts entered into or modified after June 30, 2003, except for SFAS No. 133 implementation issues that have been effective for fiscal quarters that began prior to June 15, 2003, and certain provisions relating to forward purchases and sales on securities that do not yet exist. The Group does not anticipate that the adoption of SFAS 149 will have a material impact on the consolidated financial statements.

SFAS 150.

In May 2003, the FASB issued SFAS No 150 “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that certain obligations that could be settled by issuance of an entity’s equity but lack other characteristics of equity be reported as liabilities. Some provisions of this Statement are consistent with the FASB’s proposal to revise the definition of liabilities in FASB Concepts Statement No. 6, “Elements of Financial Statements”. SFAS No 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatorily redeemable financial instruments of non-public entities, which are subject to the provisions of this Statement for the first fiscal period beginning after December 15, 2003. The Group does not anticipate that the adoption of SFAS 150 will have a material impact on the consolidated financial statements.

h)      Consolidated Statements of Cash flows (Unaudited):

	€ thousand
	Nine Months Ended
	September 30, 2003	September 30, 2002
Operating activities
Net Profit/Loss	119,459	(113,720)
Adjustments to reconcile net profit/ (loss) to net cash (used) / provided by operating activities
Exchange rate difference in long term debt	(17,793)	(6,032)
Amortization of deferred expenses	7,629	10,531
Depreciation and amortization	85,197	102,276
Commitments and contingencies	(8,837)	2,153
Tax charges / (credits)	71,460	(50,294)
Provision for EVC	—	(51,492)
Losses attributed to minority interests	—	(818)
Start-up costs	(717)	(12,121)
Deferred expenses	(2,073)	(179)
Amortization of soccer rights	3,996	4,005
Gain on Notes repurchase	(313,619)	—
Intangible assets write-off	4,426	—
Other	1,686	(14)

Changes in operating assets and liabilities
Accounts receivable, and other debtors	65,116	15,412
Short term investments net	31,976	(32,795)
Other current assets	(32)	2,781
Accounts payable	(54,245)	(65,883)
Short term debt and other current liabilities	9,112	(40,168)
Net cash provided / (used) by operating activities	2,741	(236,358)

Investing activities:
Purchases of property and equipment	(124,369)	(161,016)
Goodwill	—	(228)
Cost of repurchased high yield bonds	(143,810)	—
Financial assets	—	725
Purchases of intangible assets	(4,673)	(4,090)
Swap agreements	(47,810)	—
Net cash used in investing activities	(320,662)	(164,609)

Financing activities
Participative loans from shareholders	—	300,000
Debt to related parties	98,464	—
Proceeds of debt with credit entities	218,732	101,145
Other, net	—	5,946
Net cash provided by financing activities	317,196	407,091

Increase (decrease) in cash and cash equivalents	(725)	6,124
Cash and cash equivalents at beginning of period	1,608	10,503
Cash and cash equivalents at end of period	883	16,627

ITEM 2.   INFORMATION ON THE COMPANY

Introduction

As of September 30, 2003, Cableuropa is both a multiservice operator (“MSO”) and the intermediate holding company for the ONO Group. The ONO Group provides telecommunications and cable television services in its Spanish franchise areas, as well as telecommunication services outside those franchise areas.

Key Operating Statistics

The following table sets out a summary of the ONO Group’s recent key operating statistics:

	September 30, 2003	December 31, 2002	September 30, 2002
Cities under construction	102	93	82
Cities with service	89	81	73
Homes passed	1,949,792	1,760,744	1,666,047
Residential Services
Telephony customers	521,935	448,926	407,266
Telephony penetration (1)	31.0%	30.6%	29.5%
Average monthly revenue per Telephony customer (euro) (2)	30.2	30.8	29.3
Cable television customers	333,601	296,956	274,310
Cable television penetration (1)	19.8%	20.2%	19.9%
Average monthly revenue per cable television customer (euro) (2)	21.9	21.2	18.6
Broadband internet customers	167,757	117,305	92,089
Average monthly revenue per broadband internet customer (euro) (2)	31.3	33.0	31.6
Narrowband internet customers	15,430	24,317	30,437
Average monthly revenue per narrowband internet customer (euro) (2)	25.0	19.4	17.9
Total customers	556,142	480,296	436,205
Customer penetration (1)	33.0%	32.7%	31.6%
Average monthly revenue per customer (euro)(2)	51.6	50.7	46.9
Business Services
Business customers	12,054	8,648	7,405
Average monthly revenue per customer (euro)(2)	213	205	192

(1)   Penetration is calculated by expressing the number of customers at the end of the relevant period over homes marketable.

(2)   Average monthly revenue per customer (unaudited) are based on the results of operations for the three months ended September 30, 2003, the three months ended December 31, 2002 and the three months ended September 30, 2002.

ITEM 3.   FINANCIAL REVIEW

Set forth below is a discussion of the financial condition and results of operations of Cableuropa and its subsidiaries (the “ONO Group”) for the nine-month period ended September 30, 2003.  This discussion should be read in conjunction with the unaudited Consolidated Financial Statements and notes thereto for the nine months ended September 30, 2003 included herein.

Financial Results for the Nine Months Ended September 30, 2003 compared to the Nine Months Ended September 30, 2002

Revenues

Our residential offer comprises telephony, cable television and internet access services. Our telephony revenues include monthly fees for line rental, usage charges, initial connection charges and fees for other telephony services, including charges for additional services purchased at the customer’s discretion. Our cable television revenues are from monthly customer fees for basic and premium services, pay-per-view services, set top box rental and initial connection charges. We offer both analogue and, since June 2003, digital television services. The digital offer was initially launched in the city of Valencia and extended to other franchise areas in July 2003. Revenues from internet access services are mainly derived from fixed monthly fees and cable modem rental charges and/or sales. We also receive revenue from voice and data services provided to business customers, including fees paid by other telecommunications providers for wholesale transmission capacity on our backbone network.

Revenues were euro 257.5 million in the nine months ended September 30, 2003, as compared to revenues of euro 178.4 million in the nine months ended September 30, 2002. The increase of euro 79.1 million is principally due to an increase in the number of our residential and business customers as we have continued to build our integrated telecommunications and cable television networks, as well as to the increase in take up of our bundled services and to price and usage increases of our products.  In the nine months ended September 30, 2003, 92.1% of our revenues were derived from our residential services (which includes small office and home office customers), as compared to 92.4% in the same period of the previous year.  Business services represented 7.9% of revenues in the nine-month period ended September 30, 2003, as compared to 7.6% in the same period of the previous year.

Residential Services: Residential telephony revenues were euro 133.8 million in the nine months ended September 30, 2003, compared to revenues of euro 93.5 million in the nine months ended September 30, 2002. Cable television revenues were euro 59.7 million in the nine months ended September 30, 2003, compared to revenues of euro 44.2 million in the nine months ended September 30, 2002.  Internet access revenues were euro 43.5 million in the nine months ended September 30, 2003, compared to revenues of euro 27.1 million in the nine months ended September 30, 2002.  The increase in revenues is due to increases in both the penetration of our services and average revenue per user. We offer our customers a variety of different packages, each of which includes a combination of telephony services, cable television services and internet access at a price that is lower than the aggregate price of these services purchased on an individual basis. The increasing take up of these bundled services together with our brand recognition and a strong customer acquisition focus has contributed to an increase in the penetration of our telephony and internet access services during the nine months ended September 30, 2003. As of September 30, 2003, almost 70% of our customers took more than one service from us. Residential telephony penetration increased from 29.5% as of September 30, 2002 to 31.0% as of September 30, 2003. Cable television penetration decreased slightly from 19.9% as of September 30, 2002 to 19.8% as of September 30, 2003. Broadband internet access services penetration increased from 6.7% as of September 30, 2002 to 10.0% as of September 30, 2003.

Average monthly revenues per telephony customer were euro 30.2 and average monthly revenues per television customer were euro 21.9 in the three months ended September 30, 2003, showing an increase of 3.1% and 17.7%, respectively, as compared to the three months ended September 30, 2002.  Average monthly revenues per broadband internet access customer were euro 31.3 in the third quarter of 2003, as compared with euro 31.6 of the same period of 2002. This small decrease reflects the effect of an increased percentage of our customers having purchased cable modems rather than leasing them from us.  Overall, the increases in average monthly revenue from telephony and television and in the average number of services taken by our customers, led to an increase in total average monthly revenue per residential customer, which amounted to euro 51.6 for the three months ended September 30, 2003 as compared to euro 46.9 in the three months ended September 30, 2002.

Business Services and other:  As of September 30, 2003 we had 12,054 business customers, as compared to 7,405 at the end of September 2002.  These customers generated revenues of euro 19.2 million in the nine-month period ended September 30, 2003 as compared to euro 10.8 million in the nine-month period ended September 30, 2002. Average monthly revenues per business customer in the third quarter of 2003 were euro 213, a 10.9% increase as compared to euro 192 for the same period in the previous year. Other revenues amounted to euro 1.2 million in the nine-month period ended September 30, 2003 as compared to euro 2.8 million in the nine-month period ended September 30, 2002.

Operating Expenses

The principal components of our operating expenses consist of cost of services, , selling, general and administrative expenses, such as network leases, operating and maintenance costs and information system costs, broadcast rights amortization and depreciation and amortization.  Total operating expenses were euro 268.7 million in the nine-month period ended September 30, 2003 as compared to euro 266.9 million in the nine-month period ended September 30, 2002.

Cost of Services

Cost of services principally consists of interconnection costs for telecommunications services, internet transit costs and programming fees for cable television services.

Cost of services were euro 76.9 million in the nine-month period ended September 30, 2003, as compared to euro 65.1 million in the nine-month period ended September 30, 2002. The increase in the cost of services is significantly less than the revenue growth of our business. As a result, our gross profit in the nine-month period ended September 30, 2003 increased to euro 180.6 million from euro 113.3 million in the nine-month period ended September 30, 2002 and the gross margin as a percentage of sales increased to 70.1% in the nine-month period ended September 30, 2003 from 63.5% in the same period of the previous year. The increase in gross margin reflects both the increases in our monthly fees and relative decreases in interconnection rates and internet transit prices.

Selling, General and Administrative Expenses

Selling, general and administrative expenses are principally related to selling and marketing, customer care, network operation, lease and maintenance, information systems, billing and general and administrative costs.

Gross selling, general and administrative expenses (before cost capitalization) decreased 7.6%, to euro 123.7 million in the nine-month period ended September 30, 2003 from euro 133.9 million in the first nine months of 2002.  This decrease reflects continued tight cost management despite the continued growth of our business.

Capitalized costs

Capitalized costs were euro 11.0 million in the nine-month period ended September 30, 2003, a decrease of euro 12.5 million as compared to euro 23.5 million in the nine months ended September 30, 2002.  This decrease in costs capitalized reflects the decreasing relative proportion of our network construction related activities and the fact that at the end of 2002 we discontinued the capitalization of start-up costs.

Broadcast Rights Amortization

Broadcast rights amortization was euro 4.0 million in the nine-month period ended September 30, 2003, steady from euro 4.0 million in the nine month period ended September 30, 2002.

Depreciation and Amortization

Depreciation and amortization expenses were euro 75.2 million in the nine months ended September 30, 2003 and euro 87.4 million in the same period in 2002. Depreciation and amortization expenses decreased as a result of the write-off of start-up costs, together with the accelerated depreciation of our analogue set-top boxes in 2002. Nonetheless, this effect has been partially offset by an increase due to our continuing investment in the construction of our networks.

Operating Loss

Operating losses were euro 11.2 million in the nine months ended September 30, 2003 as compared with euro 88.5 million in the same period in 2002. The decrease in operating losses reflects increased revenues and gross profit which outweighed the increase in operating expenses.

Amortization of Goodwill

We amortized euro 10.0 million in goodwill in the nine-month period ended September 30, 2003, a decrease of euro 4.9 million as compared to euro 14.9 million in the nine-month period ended September 30, 2002. This reduction relates to the partial reclassification to intangible assets of the goodwill that arose on the acquisition of shareholdings in subsidiaries subsequently merged into Cableuropa. Charges to the profit and loss account regarding reclassified goodwill are accounted for in the “Depreciation and amortization” line item.

Net Financial Expense

Net financial expense was euro 101.6 million in the nine-month period ended September 30, 2003 as compared with euro 112.9 million in the same period in 2002. Net financial expenses decreased due to the debt reduction derived from our Senior Notes repurchase and cancellation. This effect has been partially offset by the increase of our outstanding drawings under the senior bank facility.

In addition, in 2003 net financial expense includes the net loss of euro 15.6 million related to the financial instruments (cross-currency swaps and the euro call / dollar put option) occurred between February 13, 2003 and September 30, 2003, net of deferred income resulting from unrealised exchange rate differences.

Net Extraordinary Income/(Expense)

The extraordinary income in the nine months ended September 30, 2003 is mainly derived from the capital gain that arose on the repurchase and cancellation of euro 503 million of the Notes on February 13, 2003.  The net effect, after fees, foreign exchange gains/losses and other related one-off items, of the cancellation of the Senior Notes and the corresponding modification of various financing agreements gave rise to an extraordinary income of euro 313.6 million.

Income Tax

Most of the companies in the ONO Group have incurred losses since their inception. The income tax charge recorded in the first nine months of 2003, as a result of the extraordinary income accounted in that period is compensated by previous tax losses. We do not anticipate paying any income taxes for the next several years as the Group’s tax loss carry forwards can be used to offset future taxable income. Since January 2003 we constitute a tax Group under Spanish tax law headed by GCO.

Effect of Inflation

We do not believe that our business will be affected by inflation to a significantly greater extent than the general economy. However, we cannot be sure that inflation will not have a material adverse effect on our business in the future.

Liquidity and Capital Resources

Sources of liquidity

We believe that given the following sources of funding, and subject to there being no material changes in our operations or in our operating environment, we have enough financing to fund our current planned network buildout, working capital requirements and expected operating losses, through to the time when we expect to achieve positive cash-flow.  In addition to cash flow from our operating activities, the sources of liquidity are:

Source of liquidity type	€ thousand
Senior bank facility	135,000
State subsidies	8,057
VAT facility	390
Other credit facilities	2,245
Cash	634
Total sources of liquidity (excluding cash flow from operating activities)	146,326

It is our treasury policy to monitor and manage exposure to variable interest rate risk and foreign currency risk by managing the amount of our outstanding interest bearing debt and foreign currency liabilities.  In order to reduce such interest rate risk and foreign currency exposure, and as market conditions warrant, we and our affiliates reserve the right to enter into currency hedging transactions and purchase or “trade” our outstanding Notes from time to time in privately negotiated or open market transactions, by tender offer or otherwise, using funds available to us.

Outstanding Financial Debt

Our outstanding financial debt as of September 30, 2003 is as follows (in euro thousands):

Type of debt	Average interest rate during 2003	Maximum available as at September 30, 2003	Short-term debt as at September 30, 2003	Long-term debt as at September 30, 2003	Total debt
Debt with credit entities
Senior bank facility	5.92%	625,000	—	490,000	490,000
VAT facility	3.76%	8,500	8,110	—	8,110
“La Caixa” loan	3.41%	1,655	1,093	562	1,655
Leasing	4.81%	3,000	359	—	359
Other credit facilities	3.52%	27,610	25,365	—	25,365
Total debt with credit entities			34,927	490,562	525,489

Other debt
Debt related to Notes issues (1)				422,097	422,097
State subsidies			—	17,077	17,077
Total other debt			—	439,174	439,174

Total short and long term debt			34,927	929,736	964,663

Shareholders’ loan			—	98,464	98,464
Total debt			34,927	1,028,200	1,063,127

(1)   Notes denominated in U.S. dollar have been converted applying the official exchange rate published by the ECB on September 30, 2003 of euro 1.00 = U.S. dollar 1.1652.

Long-Term Debt

Senior Bank Facility

The Group entered into a euro 750 million senior bank facility to provide financing for the network construction, capital expenditure and working capital requirements of Cableuropa and its subsidiaries.

As of September 30, 2003 the Group had drawn euro 490 million under this facility, against a maximum available amount at that date of euro 625 million. The detail for the drawings on the different tranches of debt is as follows (in euro thousands):

Tranche	Amount drawn
A	31,000
B	80,000
C	45,000
D	334,000
E	—
490,000

The maturity date is December 31, 2008.

A full description of material terms of the senior bank facility is provided in our Form 20-F for the fiscal year ended December 31, 2002. The senior bank facility, as amended, was filed with the SEC on April 1, 2003.

Debt Related to Notes Issued

Debt related to Notes issued corresponds to the multi-borrower credit facilities between the Group and ONO Finance, PLC (the issuer) in relation to the Notes issued by ONO Finance, PLC.

Since May 6, 1999, ONO Finance, PLC has issued 5 different tranches of securities in the form of Senior Subordinated Notes (the “Notes”), which are listed on the Luxembourg stock exchange. In February 2003, part of these Notes were cancelled as part of our recapitalization process.

Amounts raised by ONO Finance, PLC pursuant to the Notes issues were on-lent to Cableuropa and other members of the ONO Group pursuant to loans known as the multi-borrower credit facilities, which substantially mirror the amounts and terms of the various Notes issues. For ease of understanding and because amounts owed by the ONO Group under the multi-borrower credit facilities are substantially identical to the amounts owed by ONO Finance, PLC under the Notes, references to Notes (and the ONO Group’s obligations thereunder) include obligations of the ONO Group under the multi-borrower credit facilities.

State Subsidies

In 2001 and 2002, and as part of the Programme for the Promotion of Technology Innovation (“PROFIT”), we obtained subsidized loans from the Spanish Ministry of Science and Technology to finance the development of three technology innovation projects.  The state subsidies are characterized as seven-year term loans maturing in five equal annual installments starting with the third anniversary of the loan drawdown.  They bear interest at 0% and the obligations thereunder are supported by bank guarantees.

As of September 30, 2003 we had received euro 17.1 million of state subsidized loans.  In addition, as of September 30, 2003 a further euro 1.0 million in subsidized loans from the Spanish Industry and Technology Development Center (“CDTI”), had been notionally approved pending final documentation. Moreover, in April 2003, the Spanish Ministry of Science and Technology, within the PROFIT programme, approved an additional euro 8.1 million subsidised loans to finance the development of three new technology innovation projects. As of September 30, 2003 these funds have not been received.

Shareholders’ loan

In connection with the process of the cancellation of the Notes (see Note 17), the Group borrowed euro 98.5 million from GCO in order to partially fund its purchase of Notes intended for cancellation. The loan matures on March 1, 2011 and bears an interest rate of 7.5% per annum.

Short-Term Debt

VAT facilities

In June 2003, we entered into a euro 8.5 million VAT discounting facility in relation to the 2003 VAT refunds for 3 of Cableuropa’s subsidiaries. The facility bears an interest determined by EURIBOR plus a margin. The amount borrowed as at September 30, 2003 under this facility was euro 8.1 million.

Other Credit Facilities

We have a number of short-term credit facilities with financial institutions in Spain, which were drawn to a total of approximately euro 25.4 million as of September 30, 2003.  These facilities are used to help us manage our working capital requirements.  These are typically short-term unsecured lines with maturities of up to one year and bear interest at a floating rate determined by reference to EURIBOR plus a margin.

Other Liabilities Accounted for at Fair Value

Equity Value Certificates (“EVCs”)

In connection with the issue of the 2009 Notes and the 2011 Notes, ONO Finance, PLC issued equity value certificates, or EVCs. The EVCs entitle their holders to receive cash in an amount equal to the market value of a fixed number of shares of Cableuropa.  The percentage of Cableuropa’s share capital to which the holders of EVCs are entitled can be diluted under certain circumstances.  The EVCs mature in 2009 and 2011, however certain circumstances (such as an initial public offering of Cableuropa) may trigger an earlier payment date.

An analysis of the outstanding EVCs as of September 30, 2003 is as follows (in euro thousand):

Type of debt	Number of EVCs outstanding	Estimated liability as of September 30, 2003	Final maturity
EVCs USD 2009	275,000	5,926	May 31, 2009
EVCs EUR 2009	125,000	2,859	May 31, 2009
EVCs USD 2011	200,000	9,779	February 15, 2011
EVCs EUR 2011	150,000	6,898	February 15, 2011
Total estimated liability		25,462

At the time of each EVC issue and each EVC agreement, Cableuropa accounted for a liability in an amount equal to the EVC proceeds received.  The value of the liability derives from the estimated market value of Cableuropa shares, and accordingly the book amount of these liabilities may be subject to changes.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995

In addition to historical information, certain statements contained herein constitute “forward-looking statements” as that term is defined under the Private Securities Litigation Reform Act of 1995.  These statements relate to our future prospects, developments and business strategies and are based on analyses of forecasts of future results and estimates of amounts not yet determinable.  These forward-looking statements are made only as of the date of this annual report, and we do not undertake to publicly update or revise these statements, whether as a result of new information, future events or otherwise, except as required by law.

These forward-looking statements are identified by their use of terms and phrases such as “anticipate,” “believe,” “should,” “positioned,” “strategy,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “will,” and similar terms and phrases, including references to assumptions.

Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the ONO Group, or industry results, to be materially different from those contemplated, projected, forecasted, estimated or budgeted, whether expressed or implied, by such forward-looking statements. Such factors include the following: general economic and business conditions in Spain and financial conditions worldwide; the ONO Group’s ability to continue to design networks, install facilities, obtain and maintain any required governmental licenses or approvals and finance construction and development, all in a timely manner at reasonable costs and on satisfactory terms and conditions, as well as assumptions about customer acceptance, churn rates, overall market penetration and competition from providers of alternative services; the impact of new business opportunities requiring significant up-front investment, and availability, terms and deployment of capital.

We operate in a very competitive and rapidly changing environment.  New risks, uncertainties and other factors emerge from time to time and it is not possible for us to predict all such risk factors, nor can we assess the impact of all such risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.  Given these risks and uncertainties, you should not place undue reliance on forward-looking statements as a prediction or guarantee of actual results.

ITEM 4.    QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

The following discussion about our financial risk management activities includes “forward-looking statements” that involve risk and uncertainties. Actual results could differ materially from those projected in these forward-looking statements.

It is our treasury policy to monitor and manage exposure to variable interest rate risk and foreign currency risk by managing the amount of our outstanding interest bearing debt and foreign currency liabilities.  In order to reduce such interest rate risk and foreign currency exposure, and as market conditions warrant, we and our affiliates reserve the right to enter into currency or interest rate hedging transactions and purchase our outstanding Notes from time to time in privately negotiated or open market transactions, by tender offer or otherwise, using funds available to us.

Market risk represents the risk of changes in the value of financial instruments, derivative or non-derivative, caused by fluctuations in foreign currency exchange rates and interest rates.

Interest income earned on our investment portfolio is affected by changes in short-term interest rates. We are thus exposed to market risk related to changes in market interest rates. To date, we have managed these risks by monitoring market rates and the duration of our investments. We do not think that we are exposed to significant changes in the fair value of our investment portfolio because of our conservative investment strategy.

Interest rate sensitivity

Borrowings under our senior bank facility bear interest at a floating rate determined by reference to EURIBOR plus a margin.  The interest rates on the Notes are fixed. Accordingly, as at September 30, 2003 we had variable rate debt outstanding and exposure to risk due to fluctuations of interest rates.

The following table sets forth certain information with respect to long-term debt that is sensitive to changes in interest rate as of September 30, 2003:

	Expected maturity date (expressed in € thousand)							€ thousand
	2003	2004	2005	2006	2007	Thereafter	Total	Fair value
Senior bank facility (Euribor + 3,25%) (1)	—	—	—	—	220,246	269,754	490,000	490,000

(1)   Interest payments on the senior bank facility are not disclosed since drawings on the facility may vary.

Foreign Exchange rate sensitivity

2009 and 2011 Dollar Notes

The table below shows the annual payments of interest and principal on our outstanding debt in foreign currency.

	Expected maturity date (expressed in thousands of each currency)							€ thousand
	2003	2004	2005	2006	2007	Thereafter	Total	Fair value(1)
Interest payments on the 2009 dollar 13% Notes (U.S. dollar)	(5,986)	(11,973)	(11,973)	(11,973)	(11,973)	(17,959)	(71,837)

Interest payments on the 2011 dollar 14% Notes (U.S. dollar)	—	(11,692)	(11,692)	(11,692)	(11,692)	(40,922)	(93,536)

2009 dollar 13% Notes (U.S. dollar)	—	—	—	—	—	(92,098)	(92,098)	(72,334)

2011 dollar 14% Notes (U.S. dollar)	—	—	—	—	—	(83,514)	(83,514)	(65,593)

(1)     Euro fair value of the Notes has been calculated applying the Noon Buying Rate on September 30, 2003 of euro 1.00 = U.S. dollar 1.1650 to the market value of the principal on the Notes as of September 30, 2003.

Cross-currency Swap and Euro Call / Dollar Put option Agreements

The following table sets forth a calculation of the fair value of the cross-currency swap agreements with foreign exchange rate sensitivity as of September 30, 2003 (at the Noon Buying Rate of dollar 1.1650 per euro 1.00):

	Expected maturity date (expressed in € thousands)
	2003	2004	2005	2006	2007	Thereafter	Total
Payment of principal of the 2004 cross currency swaps(1)	—	(16,146)	—	—	—	—	(16,146)
Payment of cross currency swap on interest payments on the 2011 dollar 14% Notes(2)	—	(2,661)	(2,661)	(1,330)	—	—	(6,652)

Collections on euro call / dollar put option(3)	—	—	—	—	—	—	—

(1)   Corresponds to the swap agreements dated May 18, 2000 with maturity in 2004. The fair value of these swap agreements amounts to euro (15.4) million, considering the margin calls paid as explained below.

(2)   The fair value of this swap amounts to euro (6.2) million.

(3)   As the current foreign exchange rate is lower than the strike exchange rate of the option there are no expected collections.  The fair value of the euro call / dollar put option as of September 30, 2003 is euro 3.4 million.

2004 Cross-currency Swap Agreements and Euro call / dollar put option

On May 18, 2000 we entered into an arrangement with Bank of America and Toronto Dominion Bank for the swap of amounts equivalent to those payable under the Notes due in 2009 denominated in U.S. dollars to euros. Under these swap arrangements, these banks bear the debt denominated in dollars until May 1, 2004 plus the relevant interest payable in dollars from maturity of the restricted deposits to that date and, in exchange, we recorded a debt with identical maturities with these banks amounting to euro 308 million in respect of the principal and euro 76 million in respect of interest. The exchange rates used to carry out this swap transaction were 0.8920 and 1.1713 dollars per euro for the principal and interest, respectively.

The nature of the foreign exchange swaps is such that if there are significant increases in the value of the euro against the dollar, we were required to advance margin calls to the two swap counterparty banks. In the first half of 2003, as the euro increased in value, we advanced a total of euro 39.1 million in margin calls classified as “Short term investments” based on the expected utilization of such funds.

The swap agreements, as modified in May 2003, provided that all of the margin calls are applied in reduction of the principal amount in euros that is due for exchange at maturity of the swaps. The new amount that we must pay to the swap counterparties on maturity of the swaps would be therefore euro 268.3 million.

In view of this potential liability, and the evolution of the euro/dollar exchange rate, we purchased a euro call / dollar put option from the swap counterparty banks on June 2, 2003 to cap the potential cash loss that we could face on maturity of the swaps. As a result of the purchase of this euro call / dollar put option, with the strike at dollar 1.1729 per euro 1.00 on May 1, 2004, the maximum additional level of the exposure was limited to euro 33.9 million. This protects us from any appreciation of the euro against the dollar above a rate of dollar 1.1729 per euro 1.00 as of May 1, 2004. The cost of the option was euro 8.7 million.

On July 11, 2003 we agreed with the two swap and option counterparty banks to unwind 25% of the principal of the 2004 cross-currency swaps and 100% of the hedged coupons remaining, which corresponds to the interest payments in November 2003 and May 2004. In addition, we agreed to unwind 25% of the euro call / dollar put option in line with the partial unwind of the principal of the swaps. In addition, on August 21, 2003 we unwound an additional 25% of the principal of the 2004 cross-currency swaps and of the euro call / dollar put option.

The net cost of unwinding the swaps and the euro call / dollar put option was euro 7.4 million for both transactions.

As a result of the two unwind operations the maximum additional level of the exposure on May 1, 2004 has been reduced to euro 16.9 million.

It is our intention to manage our exposure to the euro / dollar exchange rate until May 2004 so as to take advantage of any significant falls in the value of the euro against the dollar and unwind further portions of the swaps.  This process could lead to additional cash being employed in the unwinding of the swaps.

Cross-currency Swap Agreement on the 2011 Dollar Notes

On July 3, 2002, Cableuropa reached an agreement with Deutsche Bank AG to hedge fifty percent of the foreign exchange exposure on interest payments of the 2011 dollar Notes, from February 13, 2003 to February 13, 2006.  Under this agreement, the bank agreed to pay us interest at an annual rate of 14% on dollar 100 million and we agreed to pay interest at an annual rate of 14.365% on euro 102 million on the same dates.

New Accounting Standards

For a description of new U.S. generally accepted accounting standards affecting the ONO Group, see note 18 to our consolidated financial statements included elsewhere in this Form 6-K. No new Spanish generally accepted accounting standards have been issued that may affect significantly the ONO Group’s financial statements.

PART II - OTHER INFORMATION

ITEM 1.          LEGAL PROCEEDINGS

There have been no material changes with respect to this item since the filing of our annual report on Form 20-F for the year ended December 31, 2002.

ITEM 2.          CHANGES IN SECURITIES AND USE OF PROCEEDS

None.

ITEM 3.          DEFAULTS UPON SENIOR SECURITIES

None.

ITEM 4.          SUBMISSION OF MATTERS TO VOTE OF SECURITY HOLDERS

None.

ITEM 5.          OTHER INFORMATION

None.

ITEM 6.          EXHIBITS AND REPORTS ON FORM 8-K

None

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorised.

CABLEUROPA S.A.U.

Date: November 25, 2003

By: /s/ Richard Alden

Richard Alden
Chief Executive Officer